UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

CATASYS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

44919F104

(CUSIP Number)

David E. Smith

c/o Coast Asset Management, LLC

11150 Santa Monica Boulevard, Suite 1400

Los Angeles, California 90025

(310) 576-3502

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 2 OF 9 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David E. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 209,423 shares (See Item 5)
	8	SHARED VOTING POWER 12,265,631 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 209,423 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 12,265,631 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,475,054 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.7% (See Item 5)
14.	TYPE OF REPORTING PERSON* IN – Individual

*	See Instructions

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 3 OF 9 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shamus, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares (See Item 5)
	8	SHARED VOTING POWER 12,265,631 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 12,265,631 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,265,631 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 4 OF 9 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Coast Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares (See Item 5)
	8	SHARED VOTING POWER 12,265,631 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 12,265,631 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,265,631 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3% (See Item 5)
14.	TYPE OF REPORTING PERSON* PN – Partnership

*	See Instructions

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 5 OF 9 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Coast Offshore Management (Cayman), Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares (See Item 5)
	8	SHARED VOTING POWER 12,265,631 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 12,265,631 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,265,631 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3% (See Item 5)
14.	TYPE OF REPORTING PERSON* CO – Corporation

*	See Instructions

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 6 OF 9 PAGES

This Amendment No. 13 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on November 26, 2010, as amended by (i) Amendment No. 1 thereto, filed with the SEC on October 21, 2011, (ii) Amendment No. 2 thereto, filed with the SEC on November 3, 2011, (iii) Amendment No. 3 thereto, filed with the SEC on November 17, 2011, (iv) Amendment No. 4 thereto, filed with the SEC on December 12, 2011, (v) Amendment No. 5 thereto, filed with the SEC on February 2, 2012, (vi) Amendment No. 6 thereto, filed with the SEC on April 23, 2012, (vii) Amendment No. 7 thereto, filed with the SEC on September 20, 2012, (viii) Amendment No. 8 thereto, filed with the SEC on December 10, 2012, (ix) Amendment No. 9 thereto, filed with the SEC on April 16, 2013, (x) Amendment No. 10 thereto, filed with the SEC on October 17, 2013, (xi) Amendment No. 11 thereto, filed with the SEC on June 3, 2014, and (xii) Amendment No. 12 thereto, filed with the SEC on October 26, 2015 (collectively, this “Schedule 13D”) by David E. Smith (“Mr. Smith”) and certain other reporting persons, with respect to the common stock, par value $0.0001 per share, of Catasys, Inc. (“Common Stock”), a Delaware corporation (“Catasys”). The filing of any amendment to this Schedule 13D shall not be construed to be an admission that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of this Schedule 13D is hereby amended to add the following information:

On August 15, 2016, Catasys issued to Shamus warrants to purchase up to an aggregate of 318,182 shares of Common Stock at $1.10 per share (the “August 2016 Warrants”). The August 2016 Warrants were issued concurrently and in connection with a debt financing from Shamus to Catasys pursuant to a Subscription Agreement dated as of August 15, 2016 (the “August 2016 Subscription Agreement”), pursuant to which Catasys issued to Shamus a short-term promissory note in the aggregate principal amount of $1,000,000 (the “August 2016 Note”). Copies of the form of the August 2016 Notes, form of the August 2016 Warrants and form of the August 2016 Subscription Agreement are included as exhibits 4.13, 4.14 and 10.1, respectively, to the Form 10-Q filed with the SEC on August 15, 2016 and are hereby incorporated by reference into this Schedule 13D as Exhibits P, Q and R, respectively. The foregoing descriptions of the August 2016 Notes, August 2016 Warrants and August 2016 Subscription Agreement are qualified by reference to the actual text of the forms of such documents, which is hereby incorporated by reference in response to this Item 3.

On December 15, 2016, Catasys issued to Shamus warrants to purchase up to an aggregate of 363,636 shares of Common Stock at $1.10 per share (the “December 15, 2016 Warrants”). The December 20, 2016 Warrants were issued concurrently and in connection with a debt financing from Shamus to Catasys pursuant to a Securities Exchange Agreement dated as of December 15, 2016 (the “December 15, 2016 Securities Exchange Agreement”), pursuant to which Catasys issued to Shamus an 8% Senior Convertible Debenture due March 15, 2017 in the aggregate principal amount of $1,000,000 and convertible for up to 909,091 shares of Common Stock at $1.10 per share (the “December 15, 2016 Convertible Debenture”). Copies of the form of the December 15, 2016 Convertible Debenture, form of the December 15, 2016 Warrants and form of the December 15, 2016 Securities Exchange Agreement are included as exhibits 4.1, 4.2 and 10.1, respectively, to the Form 8-K filed with the SEC on December 23, 2016 and are hereby incorporated by reference into this Schedule 13D as Exhibits S, T and U, respectively. The foregoing descriptions of the December 15, 2016 Convertible Debenture, December 15, 2016 Warrants and December 15, 2016 Securities Exchange Agreement are qualified by reference to the actual text of the forms of such documents, which is hereby incorporated by reference in response to this Item 3.

On December 29, 2016, Catasys issued to Shamus warrants to purchase up to an aggregate of 264,706 shares of Common Stock at $0.85 per share (the “December 29, 2016 Warrants”). The December 29, 2016 Warrants were issued concurrently and in connection with a debt financing from Shamus to Catasys, whereby Catasys issued to Shamus an 8% Series B Convertible Debenture due March 31, 2017 in the aggregate principal amount of $300,000 and convertible for up to 352,942 shares of Common Stock at $0.85 per share (the “December 29, 2016 Convertible Debenture”). Copies of the form of the December

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 7 OF 9 PAGES

29, 2016 Convertible Debenture and form of the December 29, 2016 Warrants are included as exhibits 4.1 and 4.2, respectively, to the Form 8-K filed with the SEC on December 30, 2016 and are hereby incorporated by reference into this Schedule 13D as Exhibits V and W, respectively. The foregoing descriptions of the December 29, 2016 Convertible Debenture and December 29, 2016 Warrants are qualified by reference to the actual text of the forms of such documents, which is hereby incorporated by reference in response to this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of this Schedule 13D is hereby amended to add the following information:

The information set forth in Item 3 above is incorporated by reference into this Item 4.

Shamus acquired the August 2016 Warrants, the December 15, 2016 Warrants, the December 15, 2016 Convertible Debenture, the December 29, 2016 Warrants and the December 29, 2016 Convertible Debenture for investment purposes.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a), 5(b) and 5(c) of this Schedule 13D is hereby amended and restated as follows:

(a)-(b)	Shamus beneficially owns, in the aggregate, 12,265,631 shares of Common Stock (the “Shamus Shares”), representing approximately 21.3% of the outstanding Common Stock.(1) The Shamus Shares are comprised of (i) the 318,182 shares of Common Stock issuable upon exercise of the August 2016 Warrants, (ii) the 363,636 shares of Common Stock issuable upon exercise of the December 15, 2016 Warrants, (iii) the 909,091 shares of Common Stock issuable upon conversion of the December 15, 2016 Convertible Debenture, (iv) 264,706 shares of Common Stock issuable upon exercise of the December 29, 2016 Warrants, (v) the 352,942 shares of Common Stock issuable upon conversion of the December 29, 2016 Convertible Debenture, and (vi) 10,057,074 shares of Common Stock previously acquired by Shamus.

As the sole member of Shamus, the Coast Fund may be deemed to beneficially own all Common Stock beneficially owned by Shamus. Similarly, as the managing general partner of the Coast Fund, Coast Offshore Management may be deemed to beneficially own all Common Stock beneficially owned by the Coast Fund. Except to the extent it is deemed to beneficially own any Common Stock beneficially owned by Shamus, neither the Coast Fund nor Coast Offshore Management beneficially owns any Common Stock.

As the president of Coast Offshore Management, Mr. Smith may be deemed to beneficially own all Common Stock beneficially owned by Coast Offshore Management, Coast Fund and Shamus. In addition, Mr. Smith directly owns 9,423 shares of Common Stock and (ii) 200,000 shares of Common Stock issuable upon the exercise of options granted to Mr. Smith for his service on the Board of Directors of Catasys that are either currently exercisable or will become exercisable

(1)

All calculations of percentage ownership in this Schedule 13D are based on (i) approximately 55,173,458 shares of Common Stock issued and outstanding as of November 11, 2016, after giving effect to all issuances of Common Stock by Catasys through November 11, 2016, according to information provided by Catasys to the Reporting Persons, (ii) an estimated 946,524 shares of Common Stock issuable upon exercise of all warrants held by Shamus, (iii) an estimated 1,262,033 shares of Common Stock issuable upon conversion of all convertible debt held by Shamus, and (iv) an estimated 200,000 shares of Common Stock issuable upon the exercise of options granted to Mr. Smith for his service on the Board of Directors of Catasys that are exercisable or will become exercisable within 60 calendar days.

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 8 OF 9 PAGES

within 60 calendar days. As a result, Mr. Smith may be deemed to beneficially own, in the aggregate, 12,475,054 shares of Common Stock, representing approximately 21.7% of the outstanding Common Stock.

(c)	The information set forth in Item 3 above is incorporated by reference into this Item 5(c).

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of this Schedule 13D is hereby amended to add the following information:

The information set forth in Item 3 above is incorporated by reference into this Item 6.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Item 7 of this Schedule 13D is hereby amended to add the following information:

Exhibit No.	Description of Exhibit

P	Form of Promissory Note used for the August 2016 Notes (incorporated by reference to exhibit 4.13 of the Form 10-Q filed by Catasys with the SEC on August 15, 2016).

Q	Form of Common Stock Purchase Warrant used for the August 2016 Warrants (incorporated by reference to exhibit 4.14 of the Form 10-Q filed by Catasys with the SEC on August 15, 2016).

R	Form of Subscription Agreement used for the August 2016 Subscription Agreement (incorporated by reference to exhibit 10.1 of the Form 10-Q filed by Catasys with the SEC on August 15, 2016).

S	Form of 8% Senior Convertible Debenture used for the December 20, 2016 Convertible Debenture (incorporated by reference to exhibit 4.1 of the Form 8-K filed with the SEC on December 23, 2016).

T	Form of Common Stock Purchase Warrant used for the December 20, 2016 Warrants (incorporated by reference to exhibit 4.2 of the Form 8-K filed with the SEC on December 23, 2016).

U	Form of Securities Exchange Agreement used for the December 20, 2016 Securities Exchange Agreement (incorporated by reference to exhibit 10.1 of the Form 8-K filed with the SEC on December 23, 2016).

V	Form of 8% Series B Convertible Debenture used for the December 29, 2016 Convertible Debenture (incorporated by reference to exhibit 4.1 of the Form 8-K filed with the SEC on December 30, 2016).

W	Form of Common Stock Purchase Warrant used for the December 29, 2016 Warrants (incorporated by reference to exhibit 4.2 of the Form 8-K filed with the SEC on December 30, 2016).

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 9 OF 9 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2017
DAVID E. SMITH

/s/ David E. Smith

COAST OFFSHORE MANAGEMENT (CAYMAN), LTD.

	By:	/s/ David E. Smith
	Name:	David E. Smith
	Title:	President

THE COAST FUND L.P.

	By:	COAST OFFSHORE MANAGEMENT (CAYMAN), LTD., its managing general partner

	By:	/s/ David E. Smith
	Name:	David E. Smith
	Title:	President

SHAMUS, LLC

	By:	THE COAST FUND L.P., its sole member

	By:	COAST OFFSHORE MANAGEMENT (CAYMAN), LTD., its managing general partner

	By:	/s/ David E. Smith
	Name:	David E. Smith
	Title:	President